(212) 701-3186

                                                                October 21, 2004

                          Re: Z-Tel Technologies, Inc.
                              Schedule TO-I
                              Originally filed September 30, 2004
                              File No. 005-57653

Dear Ms. Chalk:

     On behalf of Z-Tel Technologies, Inc., this letter is provided in connection with Amendment No. 1 to Z-Tel's Schedule TO referenced above. Amendment No. 1 contains changes in response to your letter dated October 18, 2004.

     Z-Tel is also filing today an amended preliminary proxy statement containing changes conforming it to Amendment No. 1, where appropriate.

     The captions and numbered responses below correspond to the captions and numbered paragraphs in your letter. Capitalized terms used in the responses below have the meanings provided in Amendment No. 1.

General

     1. Comment: We note that the consummation of this offer is conditioned on the receipt of shareholder approval for the offer and certain related transactions. Consider explaining why you commenced this offer before obtaining the required shareholder approval. Revise the offer materials to indicate the approximate time frame for obtaining the approval of shareholders, and to explain that this offer must be extended until you obtain such approval.

     Response: Disclosure has been added in Amendment No. 1 in response to this comment explaining that because the Offer is required to be kept open for a minimum of 20 business days, Z-Tel determined that it should attempt to synchronize the Offer period and the notice period for the Special Meeting so that they would run concurrently, with an overall view towards most ex-peditiously and efficiently consummating the Exchange Offer and transactions contemplated by the Special Meeting Matters. Amendment No. 1 also extends expiration of the Offer to 5:00PM, Eastern Time, on Tuesday, November 23, 2004, which is the close of business on the fifth business day following the presently anticipated Special Meeting date of Tuesday, November 16, 2004. Please see the cover page and page 6 of the Offer to Exchange contained in Amendment No. 1.

     2. Comment: It appears that the materials you filed on Schedule TO on September 30, 2004 may be soliciting materials with respect to the proxy solicitation presented in the proxy statement you filed on October 6, 2004. Similarly, the proxy statement appears to may constitute written communications made by the issuer relating to the issuer tender offer within the meaning of Rule 13e-4(c). In the future, consider whether communications related to your solicitation should also be filed as offer materials under cover of Schedule TO, and vice versa.

     Response: Amendment No. 1 has been filed as soliciting material with respect to the amended preliminary proxy statement and the amended preliminary proxy statement has been filed as a written communication by the issuer relating to the Exchange Offer, in each case via EDGAR transmission in response to this comment.

     3. Comment: We note the disclosure that consummation of the exchange offer is conditioned on the tender by the 1818 Fund of all preferred stock that it owns, and that the representatives of the 1818 Fund have indicated that they intend to tender their shares of preferred stock in the offer if "substantially all" of the shares of the preferred stock held by others are tendered. Explain mechanically how this will work. That is, how will the 1818 Fund gain access to this information while the offer remains open? If you intend to share this information with the 1818 Fund, will you also disclose it generally, and if so, by what means?

     Response: Please note that two of Z-Tel's directors are affiliated with The 1818 Fund and in such capacities will have access to information provided to Z-Tel concerning tenders of Preferred Stock. To facilitate disclosure of tenders to all holders of Preferred Stock, Z-Tel has determined that it will disclose, by means of a press release, the amounts of each series of Preferred Stock tendered as of the close of business (1) on the second business day preceding the Special Meeting date and (2) on the second business day prior to expiration of the Offer. Z-Tel has also determined that it will disclose, by means of a press release, when The 1818 Fund has tendered its Preferred Stock, and, if necessary, will extend the Offer for at least five business days after such tender occurs. Disclosure to this effect has been added to Amendment No. 1. Please see the cover page of the Offer to Exchange contained in Amendment No. 1.

     4. Comment: How will you inform security holders of the results of the shareholder vote approving the offer? Given the fact that the offer's consummation is conditioned on the vote, dissemination of supplemental offering materials and an extension of the offer may be required.

     Response: Z-Tel has advised us that it will announce the results of the Special Meeting by means of a press release promptly following the Special Meeting. As indicated by the timeta-ble set forth above, holders of Preferred Stock will then have five business days before the expiration of the Offer to decide whether to tender. Disclosure to this effect has been added to Amendment No. 1. Please see the cover page of the Offer to Exchange contained in Amendment No. 1.

     5. Comment: Address supplementally whether this offer represents the first step in a going private transaction. In this regard, we note that ownership of your common stock by officers and directors as a group will increase from 44.35% before the offer to 73.01% after, which presumably may at some affect its liquidity and possibly also the exchange listing.

     Response: Z-Tel has advised us that the Exchange Offer is not related to any going private transaction and that, as disclosed, one of its reasons for proceeding with the Exchange Offer is to maintain the listing of the Common Stock on the Nasdaq SmallCap Market. Please also note that directors and officers as a group will own 47.60% of the pro forma Common Stock on the basis presented in the Offer to Exchange, an increase of only 3.25% over the actual beneficial ownership as of September 27, 2004. Please see the last column of the table under "Security Ownership" on page 44 of the Offer to Exchange contained in Amendment No. 1.

Calculation of Filing Fee, cover page

     6. Comment: It is not clear to us how you calculated the fee for this filing. Provide a breakdown of the transaction valuation for all of the securities subject to the offer. Keep in mind that since the offer is for any and all securities, the fee should be calculated based on the value of the exchange of all the securities in the offer.

     Response: Attached to this letter as Annex A is a spreadsheet that details Z-Tel's calculation of the filing fee.

Offer to Exchange, cover page

     7. Comment: Refer to the expiration date in the first paragraph on the cover page. Rule 13e-4(f)(1) requires that the issuer tender offer remain open for at least twenty business days. Rule 13e-4(a)(3) defines "business day" as the time period between 12:01 am and 12:00 midnight Eastern time. Since October 11, 2004 was not a business day, your offer does not comply with the time period mandated by Rule 13e-4(f)(1) and must be extended.

     Response: The Offer has been extended in Amendment No. 1 to November 23, 2004. Please see the cover page of the Offer to Exchange contained in Amendment No. 1.

Important Information Regarding the Offer, page I

     8. Comment: You state that by tendering, security holders are representing that their decision to tender is based solely on this Offer to Exchange and their examination of the company and the terms of the proposed exchange. How can you ask security holders to certify that they did not consider their own specific financial and other conditions in making the decision to tender? Please revise.

     Response: The representation has been removed from the Offer to Exchange contained in Amendment No. 1.

     9. Comment: We note that the exchange is being offered in reliance on the exemption contained in Section 3(a)(9) of the Securities Act of 1933. Supplementally confirm to us that all of the requirements of that section, including the requirement that no consideration be paid with respect to the solicitation, have been met. In this regard, even though you will not be a soliciting dealer fee for soliciting the preferred shares that are the subject of this offer, will you engage a proxy solicitor to assist with the accompanying shareholder vote that is a condition to the offer? If so, how does this factor into the Section 3(a)(9) analysis?

     Response: Z-Tel and we believe that all requirements of Section 3(a)(9) have been met, including the requirement that no consideration be paid with respect to the solicitation. Z-Tel does plan to engage a proxy solicitation agent, but only with respect to its holders of Common Stock. In general the proxy solicitation agent is expected to provide only ministerial services. The proxy solicitation agent will be specifically instructed not to solicit any holders of Preferred Stock, which Z-Tel will identify to it. Accordingly, the use of a proxy solicitation agent as contemplated does not affect Z-Tel's or our
Section 3(a)(9) analysis.

     10. Comment: From our telephone conversation today, I understand that accrued but unpaid dividends on the preferred shares have been added to the liquidation preference of each class of securities. Explain supplementally why you believe this treatment of dividends is acceptable under Section 3(a)(9). You should also revise the disclosure in the offer materials concerning those accrued but unpaid dividends that is apparently inaccurate.

     Response: The Offer does not require that any holder of Preferred Stock contribute any consideration other than such holder's shares of Preferred Stock. Holders of Preferred Stock have no mature right to receive cash or any other item of value in respect of accrued dividends, which by the terms of each series of Preferred Stock are added to the liquidation preference of such series. Holders of Preferred Stock should not be deemed to be contributing new consideration in respect of a hypothetical possibility of receiving cash in respect of their Preferred Stock at some future point.

Forward Looking Statements, page i

     11. Comment: We note your reference to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934. Revise your schedule TO to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future communications.

     Response: This section has been removed from the Offer to Exchange contained in Amendment No. 1.

Summary Term Sheet, page 1

     12. Comment: We note your disclosure that the offer will qualify as a tax-free reorganization for federal income tax purposes. Since this represents a legal conclusion, did you get a tax opinion? If so, please include the name of the law firm here and file the opinion as an exhibit to the Schedule TO. See
Item 1016(h) of Regulation M-A.

     Response: Amendment No. 1 contains disclosure that Z-Tel did not receive a tax opinion with respect to whether the Offer will qualify as a tax free reorganization for federal income tax purposes, but reached its conclusions based on discussions with its counsel. Please see pages 4 and 41 of the Offer to Exchange contained in Amendment No. 1.

     13. Comment: The manner in which you treat the accrued but unpaid dividends on the preferred shares for tax purposes appears to be counter to the way you treat them for the Section 3(a)(9) analysis. Please explain why this is appropriate.

     Response: The constructive dividend possibly deemed to exist for tax purposes does not change Z-Tel's view as to the treatment of accrued dividends for purposes of Section 3(a)(9). Z-Tel believes that the tax law contains numerous examples of circumstances under which a taxpayer has a taxable income without having a right to receive any item value. Original issue discount is a common example of this, where a holder of a security may be deemed to have current income in respect of the difference between the issue price of a security and the amount payable in respect of such security at its maturity in some future year, even though the holder of such a security is only entitled to receive interest payments in the current year. In the Offer, not unlike holders of original issue discount securities, participating holders of Preferred Stock have no present right to receive anything other than Common Stock, but may be deemed to have taxable income none the less.

     Finally, it is not certain that holders of Preferred Stock will have any constructive dividend for tax purposes, and if so, it is not certain that the amount of any such constructive dividend will equal the actual accrued dividend. This demonstrates the fundamentally different way the tax code and the Preferred Stock determine what constitutes a "dividend."

Risk Factors, page 9
We may experience volatility in our stock price that could affect your investment, page 18

     14. Comment: Refer to the disclosure that the completion of the offer will result in a single shareholder controlling "a significant amount of our common stock." Name the shareholder director and quantify the amount of common stock this person will own if he or she exchanges all of their stock.

     Response: Z-Tel has added disclosure to this risk factor in Amendment No. 1 in response to this comment. Please see page 19 of the Offer to Exchange contained in Amendment No. 1.

The Offer to Exchange, page 22

     15. Comment: In your description of the number of shares to be exchanged, describe the reverse stock split and its impact on the number of shares to be exchanged in the offer. If the reverse stock split is conditional, describe the conditions.

     Response: Z-Tel has added disclosure in Amendment No. 1 in response to this comment. Please see page 24 of the Offer to Exchange contained in Amendment No. 1.

     16. Comment: In your description of the results of the offer, include the percentage of common shares that the current stockholders presently own.

     Response: Z-Tel has added disclosure in Amendment No. 1 in response to this comment. Please see pages 24 and 25 of the Offer to Exchange contained in Amendment No. 1.

Procedures for Tendering Preferred Shares, page 24

     17. Comment: We note your disclosure that you may waive any condition of the offer for any particular tendering shareholder. Reserving the right to waive a condition of the offer as to only particular tendering shareholders raises issues under Rule 13e-4(f)(8) and other wise. Please revise here and throughout the offer to purchase, where similar language appears.

     Response: Z-Tel has revised this language in Amendment No. 1 to reflect that if it waives a condition for one holder of Preferred Stock, it will waive such condition for all holders of Preferred Stock. Please see page 26 of the Offer to Exchange contained in Amendment No. 1.

Conditions, page 25

     18. Comment: We note that many of the offer conditions listed are broadly drafted. Whether or not an offer condition has been "triggered" is necessarily a subjective determination that you state will be made in your reasonable judgment. For example, what do you mean when you say that "any change or any development involving a prospective change.... [that] makes it impracticable or inadvisable to proceed with the offer" constitutes a condition? Similarly, it would be difficult for a shareholder to determine whether events in Iraq constituted a "national or international crisis directly involving the United States" within the meaning of this offer. Therefore, if you believe that an offer condition has been "triggered" by events that occur while this offer is pending, we expect the company to immediately address this fact and how it intends to proceed. In our view, it is not appropriate, to wait until the expiration date of the offer to announce the failure of the offer due to an event that occurred on day two of the offer. Please confirm your understanding supplementally.

     -7- Response: In response to this comment Z-Tel has removed a number of conditions from the Offer to Exchange in Amendment No. 1. In addition Z-Tel will either promptly terminate the Offer or issue a press release stating its intentions upon its becoming aware of any condition that may not be satisfied. Disclosure to this effect has been added to Amendment No. 1. Please see pages 27 and 28 of the Offer to Exchange contained in Amendment No. 1.

     19. Comment: As noted in our last comment, many of these offer conditions are excessively broad and general in nature. For example, you state that you may terminate the offer upon "any material change in the general political, market, economic or financial conditions in the Untied States." Similarly, you reserve the right to end the offer upon any "significant decrease" in the "general level of market prices of equity securities in the United States or abroad." While you may condition your offer on any number of specifically described and objectively verifiable condition, we believe the scope of your conditions sections is so broad as to potentially render this offer illusory. Please revise generally, quantifying where possible.

     Response: In response to this comment Z-Tel has removed conditions that may be construed as overly broad and general in nature. Please see pages 27 and 28 of the Offer to Exchange contained in Amendment No. 1.

Acceptance of Preferred Shares for Exchange; Delivery of
Common Shares, page 27

     20. Comment: Please clarify in this section that you will exchange or return the shares promptly following the expiration of the offer.

     Response: Disclosure to this effect has been added to Amendment No. 1. Please see page 28 of the Offer to Exchange contained in Amendment No. 1.

Accounting Treatment, page 30

     21. Comment: With a view towards additional disclosure, explain the impact of your accounting for the exchange on your income statement presentation (including the computation of earnings-per-share). Also, tell us the authoritative literature you're relying on in support of your accounting treatment.

     Response: Disclosure has been added to Amendment No. 1 in response to this comment. Please see pages 8, 31 and 32 of the Offer to Exchange contained in Amendment No. 1.

Incorporation of Certain Documents by Reference, page 45

     22. Comment: Schedule TO does not permit you to "forward incorporate" by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO when-ever the information disclosed materially changes. See Rule 13e-4(c)(3). Please revise the language to the contrary here.

     Response: Amendment No. 1 has been revised in response to this comment. Please see page 47 of the Offer to Exchange contained in Amendment No. 1.

Where you can find more information, page 47

     23. Comment: Please delete the reference to the SEC's public reference facilities at its Chicago office. Our regional offices no longer provide public reference services.

     Response: This reference has been removed from the Offer to Exchange contained in Amendment No. 1. Please see page 48 of the Offer to Exchange contained in Amendment No. 1.

                                           Very truly yours,



                                           Gary A. Brooks

Ms. Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

VIA EDGAR TRANSMISSION

cc:      Mr. Horace J. Davis, III

                                       -2-
                   Annex A - Rule 0-11 Filing Fee Calculation

Rule 0-11 Filing Fee Calculation

------------------------- ------------------- ------------------------ ----------------- ----------------------------- -------------
            (a)                   (b)                   (c)            (d) = (b) x (c)         (e) = (a) x (d)             (f)
------------------------- ------------------- ------------------------ ----------------- ----------------------------- -------------
         Fee Rate             Total Shares                               Market Value               Filing             Rounded Fee
   ($126.70 per million)     to be offered      Stock Price (Avg.)        of Shares                  Fee
------------------------- ------------------- ------------------------ ----------------- ----------------------------- -------------

         .0001267             234,984,041              0.49            $115,142,180.09            $14,588.51           $14,589.00
------------------------- ------------------- ------------------------ ----------------- ----------------------------- -------------

Source: Rule 0-11(a)(5)(d)  Source: Offer to  Source: Rule 0-11(a)(4)    Source: Rule    Source: SEC Fee Advisory #3
   and SEC Fee Advisory    Exchange (rounded                              0-11(a)(4)
                                number)
------------------------- ------------------- ------------------------ ----------------- ----------------------------- -------------

Calculation of Excess Fee Paid*

---------------------------- --------------------- ------------------------
            (A) (B) (C)
---------------------------- --------------------- ------------------------
         Fee Paid                 Fee Due as
    September 30, 2004         Calculated Above       Excess Fee Paid**
---------------------------- --------------------- ------------------------

          $23,029                  $14,589                 $8,440
---------------------------- --------------------- ------------------------
---------------------------- --------------------- ------------------------
* Reflects difference between calculating the fee payable based on a rate of $200 per million as compared to the current rate of $126.70 per million.

** The Company intends to request a refund of the excess fee paid pursuant to the EDGAR Fee Refund procedures as set forth in the "Instructions for Requesting Unused Money" page on the SEC website.

Ancillary Calculations

Number of Shares Calculation (assumed all shares of preferred stock are tendered and accepted)

-------------------- -------------------
Series D                 102,163,202.83
-------------------- -------------------
Series E                 105,175,657.17
-------------------- -------------------
Series F                  27,645,181.33
-------------------- -------------------
Total Shares             234,984,041.33
-------------------- -------------------

Stock Price Calculation

-------------------------- -------------
9/28 Stock Hi                      0.50
-------------------------- -------------
9/28 Stock Low                     0.48
-------------------------- -------------
9/28 Stock Avg.                    0.49
-------------------------- -------------